Mail Stop 3561

September 19, 2007

Ms. Zhou Hui
Chief Accountant
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
People's Republic of China

      Re: **Huaneng Power International, Inc.**
            Form 20-F for Fiscal Year Ended December 31, 2006
            Filed April 16, 2007
            File No. 1-13314

Dear Ms. Hui:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Exhibit 12.1 and 12.2

1.   In future filings, please revise your certifications at Exhibit 12.1 and 12.2 to
        address the following deficiencies:

        •   remove the description of the report as the "annual" report in paragraphs 2, 3
            and 4(a);
        •   reference the phrase "disclosure controls and procedures" instead of
            "disclosure procedures" in paragraph 4(c); and
        •   replace the term "material weakness" with its plural form in paragraph 5(a).

2.   We note that your certification at Exhibit 12.2 does not include the introductory
        language in paragraph 4 that refers to the certifying officer's responsibility for
        establishing and maintaining internal control over financial reporting. In future
        filings, please revise your certification to include this introductory language.
        Refer to Exchange Act Rule 12b-15.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

Ms. Zhou Hui
Huaneng Power International, Inc.
September 19, 2007
page 3

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you
have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3716 with any other questions.

                                                        Sincerely,

                                                        William Choi
                                                        Branch Chief